Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read this discussion together with the condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system and leukotriene pathways for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

On September 26, 2018, we entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 ordinary shares to Aspire Capital and sold to Aspire Capital 25,000,000 ordinary shares for gross proceeds of $500,000. In addition to the foregoing issuances to Aspire Capital, during the six months ended June 30, 2019, we issued 70,000,000 ordinary shares for gross proceeds of approximately $1,543,000 and in August 2019, we issued 153,333,300 ordinary shares for gross proceeds of approximately $3,452,000.  On July 3, 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million.  In addition, we issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Condensed Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses in our Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We classify our stock-based payments as either liability-classified awards or as equity-classified awards. We remeasure liability-classified awards to fair value at each balance sheet date until the award is settled. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. We have classified our share-based payments which are settled in our ordinary shares as equity-classified awards and our share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. We charge (or credit) the change in the liability amount from one balance sheet date to another to changes in fair value of options and warrants liabilities.

RPC Options

In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC Pharma Limited (“RPC”), equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. At June 30, 2019, the fair value of the options was $2,370,507. At December 2018, the fair value of the options was $1,842,424. The change in fair value of the options for the three-month period ended June 30, 2019, was a decrease of $1,830,689 and for the six-month period ended June 30, 2019 was an increase of $528,083, and was recognized as a change in fair value of option liabilities in the Condensed Consolidated Statement of Comprehensive Loss.

Functional Currency

The functional currency of Akari is U.S. dollars as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive (loss) income. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange gains/(losses).

Results of Operations

For the Three months Ended June 30, 2019 and June 30, 2018

Research and development expenses

Research and development expenses for the three months ended June 30, 2019 were approximately $3,593,000 compared to approximately $5,121,000 for the three months ended June 30, 2018. This 30% or $1,528,000 decrease in expenses was primarily due to lower expenses of approximately $2,338,000 for manufacturing as we had previously manufactured clinical trial material for supply through 2019 offset by approximately $603,000 of higher clinical trial costs and approximately $159,000 of personnel expenses.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan (Coversin), and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2019 were approximately $2,438,000 compared to approximately $2,858,000 for the three months ended June 30, 2018. This 15% or $420,000 decrease was primarily due to lower expenses of approximately $274,000 for legal and professional fees, $96,000 for rent expense, $77,000 for recruiting expenses and $32,000 for personnel expenses offset by $55,000 of higher stock-based non-cash compensation expense.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the London and United States to support the Company’s operations and anticipated growth.

Other income (expenses)

Other income for the three months ended June 30, 2019 was approximately $1,914,000 compared to other expense of approximately $43,000 for the three months ended June 30, 2018. This change was primarily attributed to approximately $1,983,000 of higher income related to the change in the fair value of the stock option liabilities in the second quarter of 2019 compared to the same period in 2018 and higher foreign exchange gains in the second quarter of 2019 of approximately $39,000 as compared to the same period in 2018.

For the Six months Ended June 30, 2019 and June 30, 2018

Research and development expenses

Research and development expenses for the six months ended June 30, 2019 were approximately $1,275,000 compared to approximately $6,129,000 for the six months ended June 30, 2018. This 79% or $4,854,000 decrease in expenses was primarily due to the receipt of an R&D tax credit of $4,873,000 in the first half of 2019 compared to $3,794,000 in the first half of 2018 which offset overall R&D expenses, and lower expenses of approximately $4,526,000 for manufacturing as we had previously manufactured clinical trial material for supply through 2019 offset by approximately $516,000 of higher clinical trial costs and approximately $253,000 of personnel expenses.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan (Coversin), and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2019 were approximately $4,745,000 compared to approximately $6,155,000 for the six months ended June 30, 2018. This 23% or $1,410,000 decrease was primarily due to lower expenses of approximately $727,000 for legal and professional fees, $462,000 for rent expense, $119,000 for personnel expenses, $114,000 for recruiting and $45,000 of higher stock-based non-cash compensation expense.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the London and United States to support the Company’s operations and anticipated growth.

Other income (expenses)

Other expense for the six months ended June 30, 2019 was approximately $643,000 compared to other income of $2,923,000 for the six months ended June 30, 2018. This change was primarily attributed to approximately $3,321,000 of higher income related to the change in the fair value of the stock option liabilities in the first half of 2019 compared to the same period in 2018 and higher foreign exchange losses in the first half of 2019 of approximately $116,000 as compared to the same period in 2018.

Liquidity and Capital Resources

At June 30, 2019, we had $2,736,663 in cash and an accumulated deficit in the amount of $133,466,014. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing. On September 26, 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 ordinary shares to Aspire Capital and sold to Aspire Capital 25,000,000 ordinary shares for gross proceeds of $500,000. In addition to the foregoing issuances to Aspire Capital, during the six months ended June 30, 2019, we issued 70,000,000 ordinary shares for gross proceeds of approximately $1,543,000 and in August 2019, we issued 153,333,300 ordinary shares for gross proceeds of approximately $3,452,000.  Approximately $14.5 million remains available for draw down under the Purchase Agreement. See “Aspire Capital Financing Arrangement” below. In addition, in March 2019, we received research and development tax credit of approximately $4,900,000 for the year ended December 31, 2017 from the HM Revenues and Customs. On July 3, 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate 2,368,392 ADSs in a registered direct offering at $1.90 per ADS and unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a concurrent private placement, resulting in gross proceeds of approximately $4.5 million.

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash is sufficient to fund future operations through the end of the third quarter of 2019 and we plan to raise additional funds from external sources and/or from Aspire Capital. This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next twelve months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2018.

For the six months ended June 30, 2019, we reported a net loss of $6,662,367 and we expect to continue to incur substantial losses over the next several years during our development phase. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2018 expressed substantial doubt about our ability to continue as a going concern. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If we are not successful in these activities or there is not a favorable resolution of the SEC investigation, it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund our capital needs, we plan to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when we need them, on terms that are acceptable to it, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Aspire Capital Financial Arrangement

On September 26, 2018, we entered into the Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs, beginning during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreement, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the Purchase Agreement. Subsequently on October 9, 2018, we filed a registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on March 4, 2019.

Under the Purchase agreement, after the SEC has declared effective the registration statement referred to above (which occurred on March 4, 2019), on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

•	the lowest sale price of our ADSs on the purchase date; or
•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of sales of our ADSs to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 30,000,000 ordinary shares of us, or the Commitment Shares, and sold to Aspire Capital 25,000,000 ordinary shares, or the Initial Shares, for gross proceeds of $500,000. The Purchase Agreement may be terminated by us at any time, at its discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the Purchase Agreement. Any proceeds we receive under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

In addition to the Commitment Shares and the Initial Shares, as of the date of the issuance of this Report on Form 6-K, we sold an aggregate of 223,333,300 ordinary shares for gross proceeds of approximately $4,995,000.

July 2019 Financing

On July 3, 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million.  In addition, we issued to the investors unregistered warrants to purchase and aggregate of 1,184,213 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $337,496 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase an aggregate of 177,629 ADS on the same terms as the warrants, except that the placement agent warrants are exercisable at $2.85 per ADS, and expire on June 28, 2024.

Cash Flows

Net cash used in operating activities was $4,544,000 during the six months ended June 30, 2019 compared to $12,682,000 during the six months ended June 30, 2018. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Nomacopan (Coversin), including manufacturing, clinical trial and preclinical activities.

There were no investing activities during the six months ended June 30, 2019 and June 30, 2018.

Net cash provided by financing activities was $1,474,000 during the six months ended June 30, 2019. There were no financing activities during the six months ended June 30, 2018.

Research and Development Expenditures

Our research and development expenditures were approximately $3,593,000, $1,275,000, $5,121,000 and $6,129,000 for the three and six months ended June 30, 2019 and 2018 respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the three and six months ended June 30, 2019 and 2018:

	Three Months ended June 30,		Six Months ended June 30
	(in $000’s)		(in $000’s)
	2019	2018	2019	2018
Direct Expenses:
Nomacopan (Coversin)	$759	$3,097	$1,218	$5,744
Clinical trials	1,519	916	2,593	2,077
Other	350	335	492	553
Total direct expenses	2,628	4,348	4,303	8,374
Indirect Expenses:
Staffing	603	444	1,199	945
Other indirect	362	329	646	604
Total indirect expenses	965	773	1,845	1,549
Tax credits	-	-	(4,873)	(3,794)
Total Research and Development	$3,593	$5,121	$1,275	$6,129

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.